THOMPSON COBURN LLP
One US Bank Plaza
St. Louis, MO  63101
(314) 552-6295

June  22, 2011

EDGAR  CORRESPONDENCE

Linda B. Stirling, Esq.
U.S. Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Linda:

We are responding to the Staff’s comments received May 24th with respect to Post-Effective Amendment (“PEA”) No. 177 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of its series, the Leeb Resources Fund (the “Resources Fund”) and the Leeb Focus Fund (the “Focus Fund,” and together with the Resources Fund, the “Funds”).  Revised drafts of the Prospectus and Statement of Additional Information (“SAI”), marked to show changes responsive to the Staff’s comments, have been attached to this letter.  We would appreciate the Staff’s assistance in meeting our target effective date of June 30, 2011 if possible.  If the Staff has no further comments, the Trust will file a subsequent PEA pursuant to Rule 485B which PEA will include the consent of the Trust’s independent accountants and the consent of ACA Beacon Verification Services.

Leeb Resources Fund/Leeb Focus Fund

Comment:  In the footnote to the Fee Table, confirm that the adviser has extended its expense cap agreement for at least one year, and confirm that the adviser’s right to recoup expense remains subject to the 1.50% expense cap.

Response:  As requested, we have revised the footnote to each Fund’s fee table.  Below is the revised footnote for the Focus Fund:

(1) The Fund’s adviser contractually has agreed to waive its management fee and/or reimburse expenses so that total annual operating expenses, excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; any 12b-1 fees; taxes; any indirect expenses, such as acquired fund fees and expenses; and extraordinary litigation expenses, do not exceed 1.50% of the Fund’s average daily net assets through June 30, 2012, subject the adviser’s right to recoup reimbursements on a rolling three-year basis so long as the reimbursement would not exceed the 1.50% expense cap.  This expense cap may not be terminated prior to June 30, 2012 except by the Board of Trustees.

Comment:   Revise the language in the Example to state that it reflects the expense cap for only one year.

Response:  As requested, we have revised the Expense section as follows:

~~Only the 1 year number shown below~~ The Example reflects the Adviser’s agreement to waive fees and/or reimburse expenses for one year only.

Comment:  Under “Portfolio Managers” in the summary prospectus, please move the description of the Chief Investment Officer’s role in supervising the Investment Committee to the statutory prospectus.

Response:  As requested, we have moved the language regarding the Chief Investment Officer’s role to the statutory prospectus on page 37.

Leeb Resources Fund

Summary Prospectus –

Comment:  Under “Principal Strategies,” please confirm that the Resources Fund will comply with the SEC Name Rule by adopting a non-fundamental investment policy that under normal circumstances the Resources Fund will invest at least 80% of its net assets in resource companies. Please define “resource companies” in which the Resources Fund may invest.

Response:  We have revised the Prospectus and SAI to include the following non-fundamental investment policy:

Under normal circumstances, the Resources Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in the equity securities of resource companies.

The following description of resource companies has been added to the Prospectus:

“Resource companies” in which the Fund may invest are U.S. and foreign companies engaged in the natural resources industry, including the exploration, production, mining, processing, refining, transportation, storage, and marketing of natural resources and/or alternative energy or conservation-related activities, as well as master limited partnerships, royalty and income trusts, and other investment companies, including open- and closed-end funds and exchange-traded funds (ETFs), that invest primarily in companies engaged in the natural resources industry, and/or alternative energy or conservation-related activities, or that are linked to commodities, such as gold, silver, oil or agricultural products, or a commodities index.  As a result of its investment policy, the Fund will concentrate its investments in the natural resources industry.  The Fund typically focuses on companies included in the energy and basic materials sectors of the natural resources industry.

Comment:   Under “Principal Strategies,” it states that the Resources Fund may engage in derivative transactions.  Please provide more information on the types of derivatives in which the Fund may engage.

Response:   The adviser has determined that the Fund will not engage in derivative transactions.  As a result, we removed any references to derivative transactions in the prospectus and SAI.

Comment:   The “Principal Risks” should be identical for both the Summary and Statutory Prospectuses.  Please add “Growth Risk” to both prospectuses, and include the “Fixed Income Securities Risk” in the Summary Prospectus that is currently included in the Statutory Prospectus only.

Response:  As requested, we have added these additional Risks.

Comment:  It appears that “Additional Summary Information” includes duplicative language regarding temporary defensive positions that the Resources Fund may take.

Response:  We have deleted the duplicative information in this section.

Comment:  Please state how the Resources Fund’s investment objective may be changed.

Response:  We have included a statement that the 80% investment policy of the Resources Fund may be changed upon 60 days’ advance notice to shareholders.

Appendix - Leeb Peak Resources and Energy Composite Performance

Comment:   Confirm that performance returns provided for the Leeb Peak Resources and Energy Composite (the “Composite”) are net of all fees and expenses incurred by the separate accounts.  Confirm that the Composite includes all of the adviser’s separate accounts managed using a similar investment strategy.

Response:  The adviser has confirmed to us that the Composite’s performance returns are presented net of all fees, brokerage commissions, transaction expenses and other expenses actually incurred by the separate accounts.  No custodial fees were paid by the separate accounts.  The Notes were revised to state that returns are shown net of all fees and expenses incurred by the accounts included in the Composite.   The adviser has confirmed that the Composite includes all accounts managed by the adviser using this strategy.

Comment:    Provide one- and five-year average annual total returns for the Composite.

Response:   The Adviser consulted with ACA Beacon Verification Services (“ACA”) regarding this request.  ACA noted that it has audited the Composite’s annual returns for each year since inception for compliance with GIPS.  The Appendix to the Fund’s prospectus includes an annual total return for each year since the Composite’s inception since 2005 through March 31, 2011 (not annualized).   ACA declined to provide cumulative returns in its verification report because this is not the standard report format under GIPS.   When the Staff requested the 1- and 5-year numbers, the staff may have been reviewing the 3-year number included in the report.  We respectfully note that the 3-year column discloses standard deviation, not a cumulative return for three years.  We have reviewed GIPS reports for other new mutual funds whose advisers include their prior performance in a GIPS-compliant report, and it appears that only annual total returns, and not cumulative returns, are provided in these reports.

Comment:   The Staff noted certain differences between the Composite and the Fund, such as their investment objectives and use of derivatives.   In order for the Fund to include the adviser’s Composite performance in the Appendix, SEC staff guidance requires that the Fund will be managed by the same portfolio managers using the same investment strategies as they used to manage the adviser’s private accounts.  Please provide an explanation of these differences and specifically address how the use of the Composite returns complies with available SEC Staff guidance.

Response:  The SEC staff has recognized that it is not misleading under the Investment Advisers Act of 1940, as amended, for a newly established mutual fund to present performance information for the adviser’s private accounts managed by the same portfolio managers using the same investment strategy.    See Bramwell Growth Fund, SEC No-Action Letter (pub. avail. Aug. 7, 1996), Conway Asset Management, SEC No-Action Letter (pub. avail. Jan. 27, 1989) and Great Lakes Advisors, Inc., SEC No-Action Letter (pub. avail. April 3, 1992).

In the above no-action letters, the SEC Staff notes that an adviser may use the prior performance of its private accounts if:  (1) no individual other than the portfolio manager(s) played a significant part in the performance of the private accounts; (2) the performance information is not presented in a misleading manner and does not obscure or impede understanding of information that is required to be in the mutual fund’s prospectus; and (3) the private accounts and the mutual fund have investment objectives, policies and strategies that are substantially similar in all material respects.

The Fund’s adviser has requested that we represent to the SEC Staff as follows:

1)  The portfolio managers responsible for managing the Composite are the same as the portfolio managers who will manage the Resources Fund, and no other person played a significant part in achieving the Composite’s performance;

2)  The Appendix clearly discloses the differences between the Composite and the Resources Fund, and states that the Composite’s performance returns should not be viewed as indicative of the Resources Fund’s future performance;

3)  The adviser has confirmed that the Composite was created in July 2005, which coincides with the inception of the Adviser’s Peak Resources & Energy Strategy.  Note 1 to the Composite performance included in the Appendix states that the Composite includes all fee-paying accounts with assets greater than $100,000 that are managed in accordance with the Adviser’s Peak Resources & Energy Portfolio (“PREP”).  The adviser has confirmed to us that the Composite typically has included 90-100% of all PREP assets.  The adviser also has confirmed that the Composite has been managed by the adviser using investment objectives, policies and strategies substantially similar in all material respects to those that will be used to manage the Resources Fund.

4)  Note 1 has been revised to state that the Composite’s strategy historically has been geared towards achieving capital appreciation.  The investment objective of the Resources Fund also is capital appreciation.  Although this Note previously described (in error) the objective of the Composite as total return, which is comprised of capital appreciation plus income, the adviser confirmed to us that the Composite and the Resource Fund have investment objectives and investment strategies that are substantially similar in all material respects.   The adviser asked us to confirm to the Staff that the Composite has invested more than 90% of its assets in common stocks of resource companies, as defined in the Resource Fund’s prospectus, and the Composite historically has not invested in fixed income securities that produce income.   As described in the Resource Fund’s prospectus, the adviser may from time to time invest a portion of the Composite’s assets in zero coupon bonds, which do not make periodic payments of interest.   These investments have been made in an attempt to shelter the portfolio from declines in equity markets.  When held to maturity, the entire income of zero coupon bonds, which consists of accretion of discount, comes from the difference between the issue price and their value at maturity. The adviser has stated that it does not purchase zero coupon bonds with the intent to hold them to maturity. Rather, the adviser believes that zero coupon bonds offer an alternate source of capital appreciation.

5)  Note 3 has been revised to confirm that the historical evolution of the Composite’s strategy to include precious metals does not alter the conclusion that the strategies of the Resources Fund and the Composite are substantially similar in all material respects.  The adviser has stated that the addition of precious metals to the Composite’s investible universe was not a material change to its overall strategy of investing in resource companies, and that the Composite’s strategies are consistent with the Resources Fund’s strategies in all material respects.

6)  Note 10 states that the Composite did not engage in derivative transactions.  As explained above, the adviser has determined that the Resources Fund will not engage in derivative transactions and the Prospectus has been revised to delete any reference to derivatives.

***
We trust that our responses satisfactorily resolve the issues raised by the Staff.  If not, please let us know and we will respond promptly. If you have any questions, please contact me at (314) 552-6295.

Sincerely,

THOMPSON COBURN LLP

By:  /s/ Dee Anne Sjögren

Exhibit A

Unified Series Trust
2960 N. Meridian Street
Indianapolis, Indiana 46208

In connection with Post-Effective Amendment No. 177 (“PEA 177”) to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, the Leeb Resources Fund (the “Resources Fund”) and the Leeb Focus Fund (the “Focus Fund,” and together with the Resources Fund, the “Funds”), the undersigned officer of the Trust, on behalf of the Funds, hereby states as follows:

1.	The Funds acknowledge that all disclosures in PEA 177 about the Funds are the responsibility of the Funds;

2.
The Funds acknowledges that, by declaring the PEA 177 effective, the Securities and Exchange Commission (“SEC”) does not relieve the Funds from their responsibility for the disclosures included therein; and

3.
The Trust and each Fund hereby represent and warrant that in the event the SEC takes action against it, neither the Trust nor the Funds will assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Unified Series Trust

By:   /s/ Tara Pierson
                                                                                                               Tara Pierson, Secretary